[Exhibit 6.1 - Wilson Cheng Employment Agreement]

                           BESTWAY COACH EXPRESS INC.
                            2 Mott Street, 7th Floor
                            New York, New York 10013

                                                                    June 5, 2005

Mr. Wilson Cheng
168 Finlay Street
Staten Island, NY  10307

Re:   Terms of Employment Offer

Dear Wilson:

      Bestway Coach Express Inc. ("the "Company") offers to employ you as President and Treasurer of the Corporation.

      During your employment with Company you will receive a base salary equal to $225,000, which will be payable to you in accordance with Company's payroll practices. The Board of Directors of Company reserves the right to modify Company's payroll practices and to increase or decrease your base salary based upon your performance and other factors.

      In addition to your base salary, during your employment with Company, you may receive an annual incentive bonus in an amount of up to 10% of your base salary, if the Company achieves positive net income. Bonus payments are not guaranteed and are a function of Company's profitabilty, departmental success in meeting specified objectives and your individual performance. Accordingly, you and your department may achieve your goals but receive little or no bonus due to factors or events beyond your control. Conversely, if you and/or your department do not achieve your goals and Company as a whole does well, the extent to which you receive any bonus will be affected.

      During your employment with Company you will receive three weeks paid vacation time per year, pro rated for partial years. You will be permitted during the term of your employment, if and to the extent that you are eligible, to participate in all employee benefit plans, policies and practices now or hereafter maintained by or on behalf of Company commensurate with your position with Company. Nothing in this letter shall preclude Company from terminating or amending any such plans or coverage so as to eliminate, reduce or otherwise change any benefit payable thereunder.

      You shall be entitled to utilize a company car and receive gas expense reimbursement for such car. You shall also be entitled to receive a life insurance policy at aggregate premiums of $900 per year paid for by the Company.

      The Company may withhold from any amounts or benefits payable to you during your employment with Company all federal, state, city and other taxes as shall be required pursuant to any law or governmental regulations.

      This letter sets out the complete terms of our employment offer to you and it supersedes any other oral or written representations. Upon acceptance by you, this will establish the complete terms of our mutual, terminable-at-will, employment agreement. Our agreement can only be amended through a writing signed by both parties of their authorized representatives. If our offer is acceptable to you, please sign below where indicated and return the original of this letter to me by June 5, 2005.

                                        Sincerely,

                                        BESTWAY COACH EXPRESS, INC,

                                        By:    /s/ Wilson Cheng
                                               --------------------------------
                                        Name:  Wilson Cheng
                                        Title: President

ACCEPTED AND AGREED
TO AS OF THE DATE OF THIS LETTER:

      /s/ Wilson Cheng
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         Signature

         Wilson Cheng
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         Print Name